# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Forian Inc., CIK 0001829280
CUSIP: 34630N106
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 41 University Drive, Suite 400, Newtown, Pennsylvania (PA), 18940
Date of event which requires filing of this statement: 09/29/2025
Amends the filing with accession number 0000947871-25-000799
Filed by CIK 0002083167
Persons authorized to receive notices and communications: Creighton Condon, 599 Lexington Ave., New York, New York (NY), 10022, (212) 848-7628

## Reporting persons
- 2025 Acquisition Corp (CIK 0002083167): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: ITEM 13 Calculated based on 31,112,312 shares of common stock of the Issuer outstanding as of August 13, 2025, as reported on the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2025.
- Max C. Wygod (CIK 0001847923): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 1,328,927; shared voting power 2,530,475; sole dispositive power 1,328,927; shared dispositive power 2,530,475; aggregate amount beneficially owned 2,530,475 (12.4% of the class)
  Comment: ITEM 13 Calculated based on 31,112,312 shares of common stock of the Issuer outstanding as of August 13, 2025, as reported on the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2025.
- Emily Bushnell: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 901,224; shared voting power 2,530,475; sole dispositive power 901,224; shared dispositive power 2,530,475; aggregate amount beneficially owned 3,431,699 (11% of the class)
  Comment: ITEM 13 Calculated based on 31,112,312 shares of common stock of the Issuer outstanding as of August 13, 2025, as reported on the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2025.
- ADMINISTRATIVE TRUST U/ WYGOD FAMILY RV: type of reporting person: other (OO); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 1,040,899; sole dispositive power 0; shared dispositive power 1,040,899; aggregate amount beneficially owned 1,040,899 (3.3% of the class)
  Comment: ITEM 13 Calculated based on 31,112,312 shares of common stock of the Issuer outstanding as of August 13, 2025, as reported on the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2025.
- Anthony Vuolo: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 4,015,795; shared voting power 0; sole dispositive power 4,015,705; shared dispositive power 0; aggregate amount beneficially owned 4,015,795 (12.9% of the class); the aggregate amount excludes certain shares
  Comment: ITEMS 7, 9 Includes (i) 3,645,399 shares held by the Max Wygod Family Dynasty Trust of which Mr. Vuolo is trustee and has sole investment and dispositive power; Mr. Vuolo disclaims beneficial ownership of these shares; and 370,396 shares held directly by Mr. Vuolo.
  
  ITEM 13 Calculated based on 31,112,312 shares of common stock of the Issuer outstanding as of August 13, 2025, as reported on the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2025.
- WYGOD FAMILY REV LT U/T/A: type of reporting person: other (OO); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 1,489,576; sole dispositive power 0; shared dispositive power 1,489,576; aggregate amount beneficially owned 1,489,576 (4.8% of the class)
  Comment: ITEM 13 Calculated based on 31,112,312 shares of common stock of the Issuer outstanding as of August 13, 2025, as reported on the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2025.
- MAX WYGOD FAMILY DYNASTY TRUST (CIK 0001911170): type of reporting person: other (OO); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 3,645,399; sole dispositive power 0; shared dispositive power 3,645,399; aggregate amount beneficially owned 3,645,399 (11.7% of the class)
  Comment: ITEM 13 Calculated based on 31,112,312 shares of common stock of the Issuer outstanding as of August 13, 2025, as reported on the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2025.
- FEINBERG LARRY N (CIK 0000926475): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 281,380; shared voting power 1,084,727; sole dispositive power 281,380; shared dispositive power 1,084,727; aggregate amount beneficially owned 1,366,107 (4.4% of the class)
  Comment: ITEM 13 Calculated based on 31,112,312 shares of common stock of the Issuer outstanding as of August 13, 2025, as reported on the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2025.
- ORACLE PARTNERS, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 0; shared voting power 935,598; sole dispositive power 0; shared dispositive power 935,598; aggregate amount beneficially owned 935,598 (3% of the class)
  Comment: ITEM 13 Calculated based on 31,112,312 shares of common stock of the Issuer outstanding as of August 13, 2025, as reported on the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2025.
- ORACLE INSTITUTIONAL PARTNERS, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 0; shared voting power 113,929; sole dispositive power 0; shared dispositive power 113,929; aggregate amount beneficially owned 113,929 (0.37% of the class)
  Comment: ITEM 13 Calculated based on 31,112,312 shares of common stock of the Issuer outstanding as of August 13, 2025, as reported on the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2025.
- ORACLE INVESTMENT MANAGEMENT, INC. EMPLOYEES' RETIREMENT PLAN: type of reporting person: employee benefit plan or endowment fund (EP), other (OO); citizenship or place of organization: Connecticut (CT); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 0; shared voting power 28,000; sole dispositive power 0; shared dispositive power 28,000; aggregate amount beneficially owned 28,000 (0.1% of the class)
  Comment: ITEM 13 Calculated based on 31,112,312 shares of common stock of the Issuer outstanding as of August 13, 2025, as reported on the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2025.
- THE FEINBERG FAMILY FOUNDATION: type of reporting person: other (OO); citizenship or place of organization: Connecticut (CT); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 0; shared voting power 7,200; sole dispositive power 0; shared dispositive power 7,200; aggregate amount beneficially owned 7,200 (0% of the class)
  Comment: ITEM 13 Calculated based on 31,112,312 shares of common stock of the Issuer outstanding as of August 13, 2025, as reported on the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2025.
- ORACLE ASSOCIATES, LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 0; shared voting power 1,049,527; sole dispositive power 0; shared dispositive power 1,049,527; aggregate amount beneficially owned 1,049,527 (3.37% of the class)
  Comment: ITEM 13 Calculated based on 31,112,312 shares of common stock of the Issuer outstanding as of August 13, 2025, as reported on the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2025.
- ORACLE INVESTMENT MANAGEMENT, INC.: type of reporting person: corporation (CO), investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 0; shared voting power 1,077,527; sole dispositive power 0; shared dispositive power 1,077,527; aggregate amount beneficially owned 1,077,527 (3.5% of the class)
  Comment: ITEM 13 Calculated based on 31,112,312 shares of common stock of the Issuer outstanding as of August 13, 2025, as reported on the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2025.
- FEINBERG FAMILY TRUST: type of reporting person: other (OO); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 0; shared voting power 748,865; sole dispositive power 0; shared dispositive power 748,865; aggregate amount beneficially owned 748,865 (2.4% of the class)
  Comment: ITEM 13 Calculated based on 31,112,312 shares of common stock of the Issuer outstanding as of August 13, 2025, as reported on the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2025.
- ADAM USDAN: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 0; shared voting power 748,865; sole dispositive power 0; shared dispositive power 748,865; aggregate amount beneficially owned 748,865 (2.4% of the class); the aggregate amount excludes certain shares
  Comment: ITEMS 8, 10, 11 Mr. Usdan disclaims beneficial ownership of these shares.
  
  ITEM 13 Calculated based on 31,112,312 shares of common stock of the Issuer outstanding as of August 13, 2025, as reported on the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2025.
- Adam H. Dublin (CIK 0001847745): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: subject company funds (SC); sole voting power 2,505,533; shared voting power 0; sole dispositive power 2,505,533; shared dispositive power 0; aggregate amount beneficially owned 2,505,533 (8% of the class)
  Comment: ITEM 13 Calculated based on 31,112,312 shares of common stock of the Issuer outstanding as of August 13, 2025, as reported on the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2025.
- ADAM H. DUBLIN 2019 FAMILY TRUST: type of reporting person: other (OO); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 0; shared voting power 1,831,526; sole dispositive power 0; shared dispositive power 1,831,526; aggregate amount beneficially owned 1,831,526 (5.9% of the class)
  Comment: ITEM 13 Calculated based on 31,112,312 shares of common stock of the Issuer outstanding as of August 13, 2025, as reported on the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2025.
- Phyllis Dublin: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 0; shared voting power 1,831,526; sole dispositive power 0; shared dispositive power 1,831,526; aggregate amount beneficially owned 1,831,526 (5.9% of the class); the aggregate amount excludes certain shares
  Comment: ITEMS 8, 10, 11 Ms. Dublin disclaims beneficial ownership of these shares.
  
  ITEM 13 Calculated based on 31,112,312 shares of common stock of the Issuer outstanding as of August 13, 2025, as reported on the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2025.
- Edward Francis Spaniel, Jr. (CIK 0001848884): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 688,965; shared voting power 1,831,526; sole dispositive power 688,965; shared dispositive power 1,831,526; aggregate amount beneficially owned 2,520,491 (8.1% of the class); the aggregate amount excludes certain shares
  Comment: ITEMS 8, 10 Mr. Spaniel disclaims beneficial ownership of these shares.
  
  ITEM 13 Calculated based on 31,112,312 shares of common stock of the Issuer outstanding as of August 13, 2025, as reported on the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2025.
- Carl Berg: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 597,000; shared voting power 943,878; sole dispositive power 597,000; shared dispositive power 943,878; aggregate amount beneficially owned 1,540,878 (4.9% of the class)
  Comment: ITEMS 8, 10, 11 Includes (i) 525,000 shares held jointly by Mr. Berg and his spouse, Rachel Berg, (ii) 237,578 shares held by Rachel Berg GST Exempt 2012 Trust, of which Mr. Berg is trustee, (iii) 597,000 shares held directly by Mr. Berg, (iv) 52,000 shares held by Rachel Berg, over which Mr. Berg has investment authority, (v) 32,300 shares held by Eric Berg, over which Mr. Berg has investment authority, (vi) 30,300 shares held by Adam Berg, over which Mr. Berg has investment authority, (vii) 36,700 shares held by Emma Berg, over which Mr. Berg has investment authority, and (viii) 30,000 shares held by Alexander Berg, over which Mr. Berg has investment authority.
  
  ITEM 13 Calculated based on 31,112,312 shares of common stock of the Issuer outstanding as of August 13, 2025, as reported on the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2025.
- MARBLE LANE PARTNERS I, LLC: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 1,472,984; shared voting power 0; sole dispositive power 1,472,984; shared dispositive power 0; aggregate amount beneficially owned 1,472,984 (4.7% of the class)
  Comment: ITEM 13 Calculated based on 31,112,312 shares of common stock of the Issuer outstanding as of August 13, 2025, as reported on the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2025.
- Michael Sawyer: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: subject company funds (SC), personal funds (PF); sole voting power 717,699; shared voting power 717,699; sole dispositive power 717,699; shared dispositive power 717,699; aggregate amount beneficially owned 717,699 (2.3% of the class)
  Comment: ITEM 13 Calculated based on 31,112,312 shares of common stock of the Issuer outstanding as of August 13, 2025, as reported on the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2025.
- NELL AND JANE CAMERON 2006 TRUST: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Connecticut (CT); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 618,908; shared voting power 618,908; sole dispositive power 618,908; shared dispositive power 618,908; aggregate amount beneficially owned 618,908 (2% of the class)
  Comment: ITEM 13 Calculated based on 31,112,312 shares of common stock of the Issuer outstanding as of August 13, 2025, as reported on the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2025.
- Shahir Kassam-Adams (CIK 0001847744): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 202,434; shared voting power 0; sole dispositive power 202,434; shared dispositive power 0; aggregate amount beneficially owned 202,434 (0.6% of the class)
  Comment: ITEM 13 Calculated based on 31,112,312 shares of common stock of the Issuer outstanding as of August 13, 2025, as reported on the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2025.
- 360 Ventures, LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Virginia (VA); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 202,434 (0.6% of the class)
  Comment: ITEM 13 Calculated based on 31,112,312 shares of common stock of the Issuer outstanding as of August 13, 2025, as reported on the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2025.
- Charles Mele: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 103,911; shared voting power 0; sole dispositive power 103,911; shared dispositive power 0; aggregate amount beneficially owned 103,911 (0.3% of the class)
  Comment: ITEM 13 Calculated based on 31,112,312 shares of common stock of the Issuer outstanding as of August 13, 2025, as reported on the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2025.
- Michael Glick: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 80,154; sole dispositive power 0; shared dispositive power 80,154; aggregate amount beneficially owned 80,154 (0.3% of the class)
  Comment: ITEMS 8, 10 Includes 80,154.00 shares held by Mr. Glick in joint tenancy with his spouse, Sharon Glick.
  
  ITEM 13 Calculated based on 31,112,312 shares of common stock of the Issuer outstanding as of August 13, 2025, as reported on the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: Forian Inc.
Address of issuer's principal executive offices: 41 University Drive, Suite 400, Newtown, Pennsylvania (PA), 18940
Comment: This Amendment No. 1 to Schedule 13D ("Amendment No. 1") relates to shares of Common Stock, par value $0.001 per share (the "Common Stock") of Forian Inc., a Delaware corporation (the "Issuer"). This Amendment No. 1 is being filed on behalf of the following persons (collectively, the "Reporting Persons"): (i) 2025 ACQUISITION CORPORATION (the "SPV"), a Delaware corporation, (ii) Max. C. Wygod, an individual, (iii) Emily Bushnell, an individual, (iv) the ADMINISTRATIVE TRUST U/ WYGOD FAMILY RV (the "Administrative Trust"), (v) the WYGODFAMILY REV LT U/T/A, (vi) Anthony Vuolo, an individual, (vii) the MAX WYGODFAMILY DYNASTY TRUST, (viii) ORACLE PARTNERS, L.P., a Delaware limited partnership ("Partners"), (ix) ORACLE INSTITUTIONAL PARTNERS, L.P., a Delaware limited partnership ("Institutional Partners"), (x) ORACLE INVESTMENT MANAGEMENT, INC. EMPLOYEES' RETIREMENT PLAN, a employee benefit plan organized in Connecticut (the "Retirement Plan"), (xi) the FEINBERG FAMILY FOUNDATION, a foundation organized in Connecticut (the "Foundation"), (xii) ORACLE ASSOCIATES, LLC, a Delaware limited liability company ("Oracle Associates"), (xiii) ORACLE INVESTMENT MANAGEMENT, INC., a Delaware corporation(the "Investment Manager"), (xiv) Larry N. Feinberg, an individual, (xv) the FEINBERG FAMILY TRUST, a Connecticut Trust, (xvi) Adam Usdan, solely as trustee of the FEINBERG FAMILY TRUST, (xvii) Adam H. Dublin, an individual, (xviii) the ADAM H. DUBLIN 2019 FAMILY TRUST, (xix) Phyllis Dublin, solely as co-trustee of the ADAM H. DUBLIN 2019 FAMILY TRUST, (xx) Edward Francis Spaniel, Jr., an individual and co-trustee of the ADAM H. DUBLIN 2019 FAMILY TRUST, (xxi) Carl Berg, an individual on behalf of Alexander Ryan Berg, Adam Charles Berg, Eric William Berg, and Emma RoseBerg, (xxii) MARBLE LANE PARTNERS I, LLC, (xxiii) Michael Sawyer, an individual, (xxiv) NELL AND JANE CAMERON 2006TRUST, (xxv) Keri Cameron, solely on behalf of the NELL AND JANE CAMERON 2006 TRUST, (xxv) Shahir Kassam-Adams, an individual, (xxvi) 360 Ventures, LLC, a Virginia limited liability company, (xvii) Charles Mele, an individual, and (xxviii) Michael Glick, an individual. and amends the Statement on Schedule 13D filed by the Reporting Persons on August 25, 2025 (the "Initial Schedule 13D").

## Item 4. Purpose of Transaction
Purpose of transaction: Item 4 of the Initial Schedule 13D is hereby amended and supplemented by adding the following text: On September 29, 2025, the SPV entered into a confidentiality agreement (the "Confidentiality Agreement") with the Issuer, pursuant to which the parties agreed to certain mutual confidentiality restrictions and the Reporting Persons agreed to certain standstill provisions. In connection with the Confidentiality Agreement, the Reporting Persons and Issuer may share information and have discussions regarding the matters set forth above, including the potential acquisition by the Reporting Persons of the Issuer, and the Reporting Persons may make proposals to the Issuer in connection therewith. A copy of the Confidentiality Agreement is filed herewith as Exhibit 99.3.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth on the cover pages of this Amendment No. 1 is incorporated herein by reference. The percentages used in this Amendment No. 1 are calculated based upon an aggregate of 31,112,312 shares of common stock of the Issuer outstanding as of August 13, 2025, as reported on the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to Amendment No. 1 for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition. The Administrative Trust previously held 500,834 shares issuable upon conversion of convertible notes that were issued on September 1, 2021 (the "Notes"). On September 1, 2025, the Notes were repaid according to their terms and the share counts have been updated in the Amendment No. 1 to reflect that the underlying shares are no longer beneficially owned by the Reporting Persons. Because of the arrangements in the Consortium Agreement (as defined in Item 4 of the Initial Schedule 13D), the members of the Consortium (as defined in Item 4 of the Initial Schedule 13D) may be deemed to have formed a "group" for purposes of Section 13(d)(3) of the Act. Neither the filing of the Initial Schedule 13D nor any of its contents, however, shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the 20,654,385 shares of Common Stock beneficially owned in the aggregate by consortium members other than such shares that it has reported as beneficially owned by it on the Initial Schedule 13D for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.
Transactions in the class effected during the past sixty days: Except as set forth in the Initial Schedule 13D, there have been no transactions in the Common Stock effected during the past 60 days by the Reporting Persons.
Other persons with the right to receive dividends or sale proceeds: To the knowledge of the Reporting Persons, no person other than each respective Reporting Person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares beneficially owned by such Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 6 of the Initial Schedule 13D is hereby amended and supplemented by adding the following text: The description of the Confidentiality Agreement set forth in Item 4 of this of this Amendment No. 1 is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1* - Offer Letter, dated August 25, 2025 (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed by the Reporting Persons with the SEC on August 25, 2025). sec.gov/Archives/edgar/data/1829280/000094787125000799/xslSCHEDULE_13D_X01/primary_doc.xml

Exhibit 99.2* - Consortium Agreement, dated August 25, 2025 incorporated by reference to Exhibit 99.1 to Schedule 13D filed by the Reporting Persons with the SEC on August 25, 2025). sec.gov/Archives/edgar/data/1829280/000094787125000799/xslSCHEDULE_13D_X01/primary_doc.xml

Exhibit 99.3 - Confidentiality Agreement, dated September 29, 2025

Exhibit 99.4 - Power of Attorney for Adam H. Dublin, dated as of October 2, 2025

Exhibit 99.5 - Power of Attorney for Adam Usdan, dated as of October 2, 2025

Exhibit 99.6 - Power of Attorney for Anthony Vuolo, dated as of October 2, 2025

Exhibit 99.7 - Power of Attorney for Carl Berg, dated as of October 2, 2025

Exhibit 99.8 - Power of Attorney for Charles Mele, dated as of October 2, 2025

Exhibit 99.9 - Power of Attorney for Edward Francis Spaniel Jr., dated as of October 2, 2025

Exhibit 99.10 - Power of Attorney for Keri Cameron, dated as of October 2, 2025

Exhibit 99.11 - Power of Attorney for Larry Feinberg, dated as of October 2, 2025

Exhibit 99.12 - Power of Attorney for Marble Lane Partners I, LLC, dated as of October 2, 2025

Exhibit 99.13 - Power of Attorney for Michael Glick, dated as of October 2, 2025

Exhibit 99.14 - Power of Attorney for Michael Sawyer, dated as of October 2, 2025

Exhibit 99.15 - Power of Attorney for Phyllis Dublin, dated as of October 2, 2025

Exhibit 99.16 - Power of Attorney for Adam Kassam-Adams, dated as of October 2, 2025

Exhibit 99.17 - Power of Attorney for Emily Bushnell, dated as of October 2, 2025

*Previously filed

## Signatures
- 2025 Acquisition Corp: /s/ Max C. Wygod, Max C. Wygod (10/03/2025)
- Max C. Wygod: /s/ Max C. Wygod, Max C. Wygod (10/03/2025)
- Emily Bushnell: /s/ Max C. Wygod, Max C. Wygod / Attorney-in-fact for Emily Bushnell (10/03/2025)
- ADMINISTRATIVE TRUST U/ WYGOD FAMILY RV: /s/ Max C. Wygod, Max C. Wygod, Co-Trustee (10/03/2025)
- ADMINISTRATIVE TRUST U/ WYGOD FAMILY RV: /s/ Max C. Wygod, Max C. Wygod / Attorney-in-fact for Emily Bushnell, Co-Trustee (10/03/2025)
- Anthony Vuolo: /s/ Max C. Wygod, Max C. Wygod / Attorney-in-fact for Anthony Vuolo (10/03/2025)
- WYGOD FAMILY REV LT U/T/A: /s/ Max C. Wygod, Max C. Wygod, Co-Trustee (10/03/2025)
- WYGOD FAMILY REV LT U/T/A: /s/ Max C. Wygod, Max C. Wygod / Attorney-in-fact for Emily Bushnell, Co-Trustee (10/03/2025)
- MAX WYGOD FAMILY DYNASTY TRUST: /s/ Max C. Wygod, Max C. Wygod / Attorney-in-fact for Anthony Vuolo, Trustee (10/03/2025)
- FEINBERG LARRY N: /s/ Max C. Wygod, Max C. Wygod / Attorney-in-fact for Larry N. Feinberg (10/03/2025)
- ORACLE PARTNERS, L.P.: /s/ Max C. Wygod, Max C. Wygod / Attorney-in-fact for Larry N. Feinberg, Managing Member (10/03/2025)
- ORACLE INSTITUTIONAL PARTNERS, L.P.: /s/ Max C. Wygod, Max C. Wygod / Attorney-in-fact for Larry N. Feinberg, Managing Member (10/03/2025)
- ORACLE INVESTMENT MANAGEMENT, INC. EMPLOYEES' RETIREMENT PLAN: /s/ Max C. Wygod, Max C. Wygod / Attorney-in-fact for Larry N. Feinberg, Trustee (10/03/2025)
- THE FEINBERG FAMILY FOUNDATION: /s/ Max C. Wygod, Max C. Wygod / Attorney-in-fact for Larry N. Feinberg, Trustee (10/03/2025)
- ORACLE ASSOCIATES, LLC: /s/ Max C. Wygod, Max C. Wygod / Attorney-in-fact for Larry N. Feinberg, Managing Member (10/03/2025)
- ORACLE INVESTMENT MANAGEMENT, INC.: /s/ Max C. Wygod, Max C. Wygod / Attorney-in-fact for Larry N. Feinberg, President (10/03/2025)
- FEINBERG FAMILY TRUST: /s/ Max C. Wygod, Max C. Wygod / Attorney-in-fact for Adam Usdan, Trustee (10/03/2025)
- ADAM USDAN: /s/ Max C. Wygod, Max C. Wygod / Attorney-in-fact for Adam Usdan (10/03/2025)
- Adam H. Dublin: /s/ Max C. Wygod, Max C. Wygod / Attorney-in-fact for Adam H. Dublin (10/03/2025)
- ADAM H. DUBLIN 2019 FAMILY TRUST: /s/ Max C. Wygod, Max C. Wygod / Attorney-in-fact for Edward F. Spaniel, Jr., Co-Trustee (10/03/2025)
- ADAM H. DUBLIN 2019 FAMILY TRUST: /s/ Max C. Wygod, Max C. Wygod / Attorney-in-fact for Phyllis Dublin (10/03/2025)
- Phyllis Dublin: /s/ Max C. Wygod, Max C. Wygod / Attorney-in-fact for Phyllis Dublin (10/03/2025)
- Edward Francis Spaniel, Jr.: /s/ Max C. Wygod, Max C. Wygod / Attorney-in-fact for Edward F. Spaniel, Jr. (10/03/2025)
- Carl Berg: /s/ Max C. Wygod, Max C. Wygod / Attorney-in-fact for Carl Berg (10/03/2025)
- MARBLE LANE PARTNERS I, LLC: /s/ Max C. Wygod, Max C. Wygod / Attorney-in-fact for David Mehlman, Managing Member (10/03/2025)
- Michael Sawyer: /s/ Max C. Wygod, Max C. Wygod / Attorney-in-fact for Michael Sawyer (10/03/2025)
- NELL AND JANE CAMERON 2006 TRUST: /s/ Max C. Wygod, Max C. Wygod / Attorney-in-fact for Keri Cameron, Trustee (10/03/2025)
- Shahir Kassam-Adams: /s/ Max C. Wygod, Max C. Wygod / Attorney-in-fact for Shahir Kassam Adams (10/03/2025)
- 360 Ventures, LLC: /s/ Max C. Wygod, Max C. Wygod / Attorney-in-fact for Shahir Kassam-Adams, General Manager (10/03/2025)
- Charles Mele: /s/ Max C. Wygod, Max C. Wygod / Attorney-in-fact for Charles Mele (10/03/2025)
- Michael Glick: /s/ Max C. Wygod, Max C. Wygod / Attorney-in-fact for Michael Glick (10/03/2025)